FORM 51-102F3 MATERIAL

CHANGE REPORT

Item 1. Name and Address of Reporting Issuer:

Zentek Ltd. (formerly, ZEN Graphene Solutions Ltd.) (the "Company")

210-1205 Amber Drive

Thunder Bay, ON P7B 6M4

Item 2. Date of Material Change:

January 4, 2022

Item 3. News Release:

The Company disseminated news releases on January 4, 2022 through the facilities of newsfile.

Item 4. Summary of Material Changes:

On January 4, 2022, the Company announced that, further to its press releases dated November 16, 2021 and December 23, 2021, that it has closed its previously announced bought-deal prospectus offering (the "Prospectus Offering") for gross proceeds of C$23,005,060, which includes the full exercise of the over-allotment option, and its concurrent non-brokered private placement (the "Concurrent Private Placement") for aggregate gross proceeds of C$10,009,022.

Item 5. Full Description of Material Change:

Pursuant to the Prospectus Offering, the Company issued a total of 4,424,050 common shares at a price of $5.20 per common share (the "Issue Price"), and pursuant to the Concurrent Private Placement the Company issued a total of 1,924,812 common shares at the Issue Price.

The Prospectus Offering was completed by a syndicate of underwriters with Eight Capital as lead underwriter and sole bookrunner, Leede Jones Gable Inc. and Research Capital (collectively, the "Underwriters"). The Underwriters were paid a cash commission of C$1,380,303, equal to 6% of the gross proceeds raised.

The Prospectus Offering was effected by way of a short form prospectus filed in all provinces of Canada, except Quebec. The Company intends to use the net proceeds from the Prospectus Offering and the Concurrent Private Placement for capital expenses, research and development, acceleration of business growth opportunities and working capital, as set out in more detail in the Company's final prospectus dated December 23, 2021.

The securities issued pursuant to the Prospectus Offering and the Concurrent Private Placement have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7. Omitted Information:

Not applicable.

Item 8. Executive Officer

For further information, contact Brian Bosse, Chief Financial Officer of the Company by telephone at 1-844-730-9822.

Item 9. Date of Report:

January 4, 2022

Forward-looking Information

Neither the TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of the content of this material change report.

This material change report contains forward-looking statements regarding the Company's current expectations regarding future events, including its business, operations and condition, and management's objectives, strategies, beliefs and intentions.

Various factors may prevent or delay our plans, including but not limited to, the trading price of the common shares of the Company, capital market conditions, impacts from the coronavirus or other epidemics, counterparty risk, TSXV approval(s), contractor availability and performance, weather, access, mineral and gold prices, and success and failure of the exploration and development carried out at various stages of the program.

Permission from the government and community is also required to proceed with future mining production. Readers should review the Company's ongoing quarterly and annual filings, as well as any other additional documentation comprising the Company's public disclosure record, for additional information on risks and uncertainties relating to these forward-looking statements.

Readers should also review the risk factors applicable to junior mining exploration companies generally to better understand the variety of risks that can affect the Company. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.